(Check One): ☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form N-SAR ☐ Form N-CSR	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, DC 20549 FORM 12b-25 NOTIFICATION OF LATE FILING

For Period Ended: June 30, 2003
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

NATIONAL STEEL CORPORATION

_____________________________________________________________________________________________

Full Name of Registrant

_____________________________________________________________________________________________

Former Name if Applicable

4100 Edison Lakes Parkway

_____________________________________________________________________________________________

Address of Principal Executive Office (Street and Number)

Mishawaka, Indiana 46545-3440

_____________________________________________________________________________________________

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR or the transition report portion thereof, could not be filed within the prescribed time period.

(Attach Extra Sheets if Needed)

As previously reported, on March 6, 2002 (the “Petition Date”), National Steel Corporation and forty-one of its domestic subsidiaries (collectively, the “Debtors”) filed voluntary petitions for relief under Chapter 11 of Title 11 of the United States Code in the United States Bankruptcy Court for the Northern District of Illinois, Eastern Division (the “Court”).

On April 16, 2003, in accordance with procedures previously approved by the Court, we held an auction for the sale of substantially all of our steelmaking and finishing assets, as well as the assets of our iron ore pellet operation in Minnesota. At the conclusion of the auction, United States Steel Corporation (“US Steel”) was determined to be the bidder who had submitted the highest and best offer for the assets. On April 21, 2003 the Court approved the sale to US Steel pursuant to the terms of an asset purchase agreement (“APA”) between the parties. Closing was completed on May 20, 2003 and according to terms of the APA we received cash proceeds from the sale of $844 million and US Steel assumed certain liabilities of approximately $200 million. Thereafter, we ceased operations. Pursuant to orders entered by the Court in conjunction with the sale to US Steel, we filed a plan of liquidation with the Court on June 30, 2003.

Since the asset sale, we have conducted no operations other than in accordance with, and as required by, the Court. In conjunction with the closing of the sale transaction with US Steel, substantially all of our employees were terminated. As a result of these events we are required to prepare our financial statements on a liquidation basis. We are not able to file our Form 10-Q for the period ended June 30, 2003 within the prescribed time period without unreasonable effort or expense due to the additional work required to record the sale of our assets to US Steel and to change the financial statements to a liquidation basis.

PART IV— OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Kirk A. Sobecki _________________________________ (Name)	(574) _____________________ (Area Code)	273-7000 _________________________________ (Telephone Number)

(2)	Have all other periodic reports reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As a result of the sale to US Steel and the filing of the liquidation plan, we will be reporting the results for the six months and the quarter ending June 30, 2003 on a liquidation basis. We anticipate recording a large loss from the sale and the resulting settlement of post retirement employee obligations. Results for the six months and the quarter ended June 30, 2003 will not be comparable to the results for the same periods in the prior year due to the significant change in operations. We are not in a position to quantify, pending completion of the recording of the asset sale transaction and conversion of the financial statements to the liquidation basis, the differences between the two periods.

NATIONAL STEEL CORPORATION

_____________________________________________________________________________________________

             (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: August 13, 2003

By: /s/ Kirk A. Sobecki

Kirk A. Sobecki
President